Exhibit 99.1

EXPLANATION OF RESPONSES

(1) On March 11, 2022, the Issuer completed an offer to exchange shares of its Common Stock for its 6.00% Series B Cumulative Convertible Perpetual Preferred Stock (the “Series B Preferred Stock”), with each 20 shares of Common Stock being exchangeable in the Offer for one share of Series B Preferred Stock having a liquidation preference of $25.00 per share of Series B Preferred Stock (an effective price of $1.25 per share of Common Stock). For purposes of the exemption under Rule 16b-3 promulgated under the Exchange Act, the board of directors of the Issuer approved the transactions contemplated by this Form 4.

(2) Holders of the Issuer’s Series B Preferred Stock have the option to convert some or all of their shares of Series B Preferred Stock initially into shares of Common Stock at a Conversion Price of $1.25 (subject to adjustment in certain events). In addition, if at any time the Five-Day VWAP of the Issuer’s Common Stock exceeds the Conversion Price, the Issuer will have the option to convert all outstanding shares of Series B Preferred Stock into shares of Common Stock at the Conversion Price of $1.25. The Series B Preferred Stock has no maturity date.

(3) A liquidation preference of $25.00 per share of Series B Preferred Stock means an effective price of $1.25 per share of Common Stock tendered in the Offer.